Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

October 7, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Refining Logistics, LP
Registration Statement on Form S-1 (File No. 333- 190135)

Ladies and Gentlemen:

As representative of the underwriters of the proposed public offering of up to 14,375,000 common units of Western Refining Logistics, LP (the “Partnership”), we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (Washington, D.C. time) on October 9, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Partnership’s Preliminary Prospectus dated October 2 2013, through the date hereof:

Preliminary Prospectus dated October 2, 2013:

7,614 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

BARCLAYS CAPITAL INC.

As Representative of the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard Diaz
	Name:	Richard Diaz
	Title:	Authorized Signatory

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
	Name:	Victoria Hale
	Title:	Vice President